PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated April 16, 2003)                 Registration No. 333-103610



                               BIOPURE CORPORATION

                        Up to $10,000,000 of Common Stock

                              --------------------

We have entered into a standby equity distribution agreement with BNY Capital Markets, Inc., or CMI, relating to the shares of our class A common stock offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the standby agreement, we may offer and sell up to $10,000,000 of shares of our class A common stock from time to time through CMI, as our exclusive agent for the offer and sale of the shares. Sales of shares will be made at market prices prevailing at the time of sale. Our Class A common stock is quoted on The Nasdaq National Market under the symbol "BPUR". On April 30, 2003, the last reported sales price of our common stock on The Nasdaq National Market was $3.50 per share.

     This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the accompanying prospectus, including any amendments or supplements thereto. You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     See "Risk Factors" beginning on page 3 of the accompanying prospectus to read about risks that you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

                              --------------------

                            BNY CAPITAL MARKETS, INC.



The date of this Prospectus Supplement is May 1, 2003.

                                TABLE OF CONTENTS

Prospectus Supplement

PLAN OF DISTRIBUTION.........................................................S-1


Prospectus

ABOUT THIS PROSPECTUS..........................................................2

BIOPURE CORPORATION............................................................2

RISK FACTORS...................................................................3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION....................12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS.................................................................12

DESCRIPTION OF COMMON STOCK...................................................22

DESCRIPTION OF WARRANTS.......................................................22

WHERE YOU CAN FIND MORE INFORMATION...........................................23

USE OF PROCEEDS...............................................................24

PLAN OF DISTRIBUTION..........................................................24

LEGAL MATTERS.................................................................27

EXPERTS.......................................................................27


                              PLAN OF DISTRIBUTION

     We have entered into a Standby Equity Distribution Agreement, dated as of April 16, 2003, with BNY Capital Markets, Inc., or CMI, under which we may issue and sell up to $10,000,000 of shares of our class A common stock from time to time through CMI, as our exclusive agent for the offer and sale of the shares. The sales, if any, of common stock under this standby agreement will be made by any method permitted by law to be an "at the market" offering as defined in Rule 415 promulgated under the Securities Act of 1933, including sales made directly on The Nasdaq National Market, the existing trading market for our common stock, or sales made to or through a market maker or through an electronic communications network, or in privately negotiated transactions.

     From time to time during the term of the standby agreement, we may deliver an issuance notice to CMI specifying the length of the selling period (not to exceed five trading days), the amount of common stock to be sold (not to exceed 300,000 shares during any selling period without CMI's prior written consent) and the minimum price below which sales may not be made (not less than $1.00 without CMI's prior written consent). Upon receipt of an issuance notice from us, and subject to the terms and conditions of the standby agreement, CMI has agreed to use its commercially reasonable efforts, consistent with its normal trading and sales practices, to sell such shares on such terms. We or CMI may suspend the offering of shares of common stock at any time upon proper notice, upon which the selling period will terminate. Settlement for sales of common stock will occur on the trading day immediately following the last day of the selling period.

     We will pay CMI a commission equal to 1% of the sales price of all shares sold under the standby agreement. In addition, once at least $1,000,000 of shares of Class A common stock have been sold under the standby agreement, we will pay CMI a one-time program fee of $10,000. We have also agreed to reimburse CMI for its reasonable documented out-of-pocket expenses, including up to $35,000 in respect of fees and expenses of counsel, in connection the with standby agreement.

     In connection with the execution of the standby agreement, we have also issued to CMI a warrant to purchase 50,000 shares of our class A common stock. The warrant has an exercise price equal to the closing price of our class A common stock on April 16, 2003, subject to customary anti-dilution provisions, and has a term of five years. We have agreed to register under the Securities Act of 1933 the shares of class A common stock issuable upon exercise of the warrant. The warrant provides that CMI may not purchase shares under the warrant to the extent that the aggregate number of shares purchased would exceed 10% of the aggregate number of shares sold under the standby agreement. CMI has agreed, for a period of one year, not to sell, transfer, assign, pledge or hypothecate the warrant or the shares of common stock that CMI will receive upon exercise of the warrant, other than to an officer or partner thereof and in certain other limited circumstances.

     CMI and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of our business.

     In connection with the sale of the common stock on our behalf, CMI may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and the compensation of CMI may be deemed to be underwriting commissions or discounts. We have agreed to indemnify CMI against certain civil liabilities, including liabilities under the Securities Act of 1933.

     The offering of common stock pursuant to the standby agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the standby agreement, (2) the second anniversary of the date of the agreement and (3) termination of the standby agreement. The standby agreement may be terminated by us at any time upon 20 days notice, and by CMI in certain circumstances, including certain bankruptcy events relating to us or any material subsidiary, our failure to maintain a listing of our common stock on The Nasdaq National Market or the occurrence of a material adverse change in our company.

     We have agreed not to directly or indirectly sell, offer to sell, contract to sell, grant any option to sell or otherwise dispose of, shares of our common stock or securities convertible into or exchangeable for shares of our common stock, warrants or any rights to purchase or acquire our common stock for a period beginning on the fifth trading day prior to the delivery of any issuance notice and ending on the fifth trading day following the settlement date for the applicable issuance notice, without the prior written consent of CMI. This consent may be given at any time without public notice. The restriction described in this paragraph does not apply to sales of:

     o  shares we offer or sell pursuant to the standby agreement,
     o  shares we issue in connection with acquisitions,
     o  shares we issue upon conversion of convertible securities, or
     o shares and options we issue pursuant to specified benefits and similar plans.